Exhibit 3.1

AMENDMENT NO. 3

TO

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

DORCHESTER MINERALS, L.P.

October 4, 2023

This Amendment No. 3 (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership of Dorchester Minerals, L.P., a Delaware limited partnership (the “Partnership”), dated as of February 1, 2003, as amended by Amendment No. 1 dated December 22, 2017 and Amendment No. 2 dated May 16, 2018 (the “Partnership Agreement”), is entered into effective as of October 4, 2023, by Dorchester Minerals Management LP, a Delaware limited partnership (the “General Partner”), as the general partner of the Partnership, on behalf of itself and the Limited Partners of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, the General Partner is the sole general partner of the Partnership that is governed by the Partnership Agreement;

WHEREAS, the General Partner deems it necessary, advisable and in the best interest of the Partnership and the Partners to amend the Partnership Agreement as provided herein;

WHEREAS, the holders of a Unit Majority have approved this Amendment;

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

AMENDMENT

1.         Amendments to Section 1.1 (Definitions).

(a)         The definition of “Available Cash” in Section 1.1 of the Partnership Agreement is hereby amended and restated in its entirety as follows (with deletions to the original provision shown as ~~struck through~~ and additions to the original provision shown as bold and underlined):

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date,

(a) all cash and cash equivalents of the Partnership on hand at the end of such Quarter (including any previously reserved cash for acquisitions that has not been used on or prior to the last Business Day of such Quarter other than cash proceeds received by the Partnership from a public or private offering of securities of the Partnership and cash proceeds from a sale of assets of the Partnership that the Partnership intends to use in an asset  swap or other similar transaction), less

3.1-1

(b) the amount of any cash reserves that is necessary or appropriate to (i) provide for the proper conduct of the business of the Partnership (including reserves for acquisitions permitted under Section 7.3(c)(i) or other future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such Quarter and (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation; provided, however, that cash reserves for acquisitions may only be excluded from the calculation of Available Cash to the extent such ~~acquisitions are the subject of a binding agreement or a non-binding letter of intent~~ reservation does not exceed the Cash Reserve Limitation.

(b)         The definition of “Cash Reserve Limitation” is hereby added to Section 1.1 of the Partnership Agreement as follows:

“Cash Reserve Limitation” shall mean 10% of the Partnership’s aggregate cash distributions made pursuant to Section 6.3(a) with respect to the two immediately prior Quarters; provided further that any cash reserved for acquisitions in any prior period (other than a reservation made in the immediately  prior Quarter) that has not been used for, or otherwise committed to, an acquisition on or prior to the last Business Day of such Quarter shall no longer be reserved from Available Cash.

(c)         The definition of “Outstanding” in Section 1.1 of the Partnership Agreement is hereby amended and restated in its entirety as follows (with additions to the original provision shown as bold and underlined):

        “Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group Beneficially Owns 20% or more of any Partnership Securities of any class that would be considered then Outstanding (pursuant to the provisions of this definition preceding this proviso), all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by any non-waivable provision of law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement; provided, further, that the limitations of the immediately preceding proviso with respect to Partnership Securities held by such Person or Group shall not apply to such Partnership Securities (so long as held by such Person or Group), if the exception from such limitations with respect to such Partnership Securities (so long as held by such Person or Group) has been approved by the General Partner pursuant to authorization and direction by the Board of Managers (acting with the approval of a majority of the members thereof who meet the independence standards required to serve on the audit committee of such Board of Managers by the National Securities Exchange on which the Common Units are listed for trading).

3.1-2

2.         Amendment to Section 4.1 (Certificates). Section 4.1 of the Partnership Agreement is hereby amended and restated in its entirety as follows (with deletions to the original provision shown as ~~struck through~~ and additions to the original provision shown as bold and underlined):

Upon the Partnership’s issuance of Common Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person, or create a book-entry notation in the register maintained on behalf of the Partnership by the General Partner, or, if the General Partner so determines, by the Transfer Agent as part of the Transfer Agent’s books and transfer records, evidencing the number of such Units being so issued. ~~In addition, upon the General Partner~~’~~s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership. Such Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or any Vice President, and by the Secretary or any Assistant Secretary of the General Partner (or its general partner, if applicable).~~ No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, the Common Units may be certificated or uncertificated as provided in the Delaware Act; provided, further, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the General Partner~~; and provided further that this requirement shall not apply to Common Unit Certificates issued pursuant to the Combination Agreement to the general partners of DHL with respect to their general partner interests in DHL~~. With respect to any Partnership Interests that are represented by physical certificates, the General Partner may determine that such Partnership Interests will no longer be represented by physical certificates and may, upon written notice to the holders of such Partnership Interests and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Partnership Interests to be registered in book-entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

3.         Amendment to Section 6.1(c)(viii) (Code Section 754 Adjustments). Section 6.1(c)(viii) of the Partnership Agreement is hereby amended and restated in its entirety as follows (with additions to the original provision shown as bold and underlined):

(viii)         To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(~~c~~b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

3.1-3

4.         Amendment to Section 6.2(b)(i) (Allocations for Tax Purposes). Sub-part (i) of Section 6.2(b) of the Partnership Agreement is hereby amended and restated in its entirety as follows (with deletions to the original provision shown as ~~struck through~~ and additions to the original provision shown as bold and underlined):

(i) In the case of a Contributed Property (or Adjusted Property that was originally a Contributed Property), the adjusted basis of such property shall be allocated at the time of contribution to the Partners who contributed such property to the Partnership in amounts equal to their respective tax basis in such property immediately prior to such contribution. ~~For purposes of this Section 6.2(b), the Assets shall be deemed to have been~~; provided, however, the General Partner may in its reasonable discretion elect, with respect to any Contributed Property contributed to the Partnership ~~by the partners of Republic, Spinnaker or DHL, as applicable, or their successors~~ after the date hereof (or any Adjusted Property the Carrying Value of which is adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii) after the date hereof), to apply another allocation method.

5.         Amendment to Section 6.2(c)(i) (Allocations for Tax Purposes). Sub-part (i) of Section 6.2(c) of the Partnership Agreement is hereby amended and restated in its entirety as follows (with additions to the original provision shown as bold and underlined):

(i)          In the case of the Contributed Property (or Adjusted Property that was originally a Contributed Property), such “amount realized” shall be allocated (A) first, to the Partners who contributed such property, in a manner consistent with Section 704(c) of the Code, and (B) second, the balance to the Partners in accordance with their respective Percentage Interests; provided, however, the General Partner may in its reasonable discretion elect, with respect to any Contributed Property contributed to the Partnership after the date hereof (or any Adjusted Property the Carrying Value of which is adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii) after the date hereof), to apply another allocation method.

6.         Amendment to Section 6.2 (Allocations for Tax Purposes). The first sentence of Section 6.2(d) of the Partnership Agreement is hereby amended and restated in its entirety as follows (with additions to the original provision shown as bold and underlined):

(d)          In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, other than with respect to oil and gas properties as provided in Section 6.2(b) and Section 6.2(c), items of income, gain, loss, depreciation, amortization, and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, using any method determined appropriate by the General Partner, and as follows:

3.1-4

7.         Amendment to Section 7.3 (Restrictions on General Partner’s Authority). Section 7.3(c) of the Partnership Agreement is hereby amended and restated in its entirety as follows (with deletions to the original provision shown as ~~struck through~~ and additions to the original provision shown as bold and underlined):

(c)         After consummation of the transactions contemplated by the Combination Agreement, the General Partner may not, without written approval of a Unit Majority, cause the Partnership to acquire or obtain any oil or gas property interest (including mineral fee interests, royalty and overriding royalty interests) unless such acquisition is complementary to the Partnership’s objectives and is made either (A) in exchange for Partnership Interests (other than General Partner Interests, and subject to the restrictions described in Section 5.7), (B) in exchange for cash proceeds of any public or private offer and sale of Partnership Securities or options, rights, warrants or appreciation rights relating to the Partnership Securities or (C) in exchange for other cash from the operations of the Partnership (“Operating Cash”), provided this clause (C) shall only be available to the extent the aggregate cost of any acquisitions (including acquisition expenses) made in exchange for Operating Cash during the 12-month period ending on the first to occur of the execution of a definitive agreement for such acquisition and its consummation (the “Determination Date”) is equal to or less than ~~10% of the Partnership~~’~~s aggregate cash distributions made pursuant to Section 6.3(a) with respect to the four most recent Quarters for which such cash distributions have been made as of the Determination Date~~ the Cash Reserve Limitation, or (D) any combination of the foregoing clauses (A), (B) and (C). The Partnership Interests referred to in this Section 7.3(c) include but are not limited to Common Units. ~~Notwithstanding any provision to the contrary in this Agreement (including Section 5.7 and this 7.3(c)), in the event that the Partnership acquires properties for a combination of Operating Cash and Partnership Interests, (i) the Operating Cash component of the acquisition consideration shall be equal to or less than 5% of the aggregate cash distributions made by the Partnership for the four most recent Quarters and (ii) the amount of Partnership Interests to be issued in such acquisition, after giving effect to such issuance, shall not exceed 10% of the outstanding Limited Partnership Interests.~~

8.         Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

9.         Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the General Partner has executed and delivered this Amendment in accordance with the Partnership Agreement, and as of the date first written above.

GENERAL PARTNER: Dorchester Minerals Management LP

By:	Dorchester Minerals Management GP LLC, its General Partner

By:	/s/ Leslie A. Moriyama
Name:	Leslie A. Moriyama
Title:	Chief Financial Officer

LIMITED PARTNERS: On behalf of all Limited Partners, as attorney-in-fact, pursuant to the power of attorney in Section 2.6 of the Partnership Agreement: Dorchester Minerals Management LP

By:	Dorchester Minerals Management GP LLC, its General Partner

By:	/s/ Leslie A. Moriyama
Name:	Leslie A. Moriyama
Title:	Chief Financial Officer